Filed Pursuant to Rule 253(g)(2)
File No. 024-11149

RISE COMPANIES CORP.

SUPPLEMENT NO. 2 DATED JUNE 10, 2022
TO THE OFFERING CIRCULAR DATED JUNE 1, 2022

This document supplements, and should be read in conjunction with, the offering circular of Rise Companies Corp. (the "Company", “we”, “our” or “us”), dated June 1, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 1, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Disclose an amendment to the Company’s certificate of incorporation as reflected in the Company’s Amended and Restated Certificate of Incorporation adopted in connection with such amendment.

Amended and Restated Certificate of Incorporation

As recommended and approved by our board of directors (the “Board”), including all of our independent directors, on June 8, 2022, we received the requisite consent of our stockholders to amend our Second Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”) pursuant to a third amendment and restatement of the Certification of Incorporation, to decrease the number of shares of our common stock that are designated as “Class M Common Stock” by 18,000,000 and eliminate any references to “Class M Common Stock” therein, and to increase the authorized number of our shares of common stock designated as “Class B Common Stock” by 18,000,000. Pursuant to our Certificate of Incorporation, the consent of our Class B stockholders was not required.

The total number of shares of our common stock authorized to be issued remains unchanged at 91,000,000, par value $0.0001 per share (the “Common Stock”), of which 43,000,000 are designated as “Class A Common Stock”, 38,000,000 are designated as “Class B Common Stock” and 10,000,000 are designated as “Class F Common Stock”. On December 10, 2016, we had previously redeemed all of the outstanding shares of Class M Common Stock, and as of June 10, 2022, no shares of Class M Common Stock were issued and outstanding.

The information set forth in the Offering Circular under the headings “Risk Factors - Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment” and “Securities Being Offered – General” should be read to reflect the changes noted above.

In addition, the foregoing description of the amendment to our Certificate of Incorporation is qualified in its entirety by reference to the copy of the Amended and Restated Certificate of Incorporation included as an exhibit to our Current Report on Form 1-U filed with the Securities and Exchange Commission on June 10, 2022.